Exhibit 99.6

Empower Clinics Inc.

(Formerly Adira Energy Ltd.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2019 and 2018

(Unaudited)

Notice of Disclosure of Non-auditor Review of the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2019.

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Empower Clinics Inc. (“the Company” or “Empower”) for the interim period ended March 31, 2019, have been prepared in accordance with the International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and are the responsibility of the Company’s management.

The Company’s independent auditors, MNP LLP, have not performed a review of these interim financial statements.

June 4, 2019

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in United States dollars) - Unaudited

	Note	March 31, 2019	December 31, 2018
ASSETS
Current
Cash		$1,974,483	$157,668
Prepaid expenses		17,600	29,475
Total current assets		1,992,083	187,143

Promissory note	5	124,118	–
Property and equipment		123,436	127,060
Intangible assets		53,773	71,617
Right-of-use assets	3	123,689	–
Assets held for sale		–	127,972
Total assets		$2,417,099	$513,792

LIABILITIES
Current
Accounts payable and accrued liabilities	6	$1,318,744	$1,554,892
Share subscriptions		2,024,082	61,167
Current portion of notes payable	7	614,989	610,444
Due to related parties		12,575	12,575
Convertible debentures payable	9	302,924	274,466
Secured loan payable	8	728,127	717,460
Current portion of lease liability	3	107,814	–
Conversion feature	9	55,927	22,565
Current portion of warrant liability	10	6,173	4,474
Total current liabilities		5,171,355	3,258,043

Lease liability	3	22,290	–
Notes payable	7	189,735	150,271
Warrant liability	10	81,443	101,698
Total liabilities		5,464,823	3,510,012

EQUITY
Issued capital	11(a)	5,258,081	5,401,024
Reserves	11(b)	987,657	972,697
Deficit		(9,293,462)	(9,369,941)
Total shareholders’ deficit		(3,047,724)	(2,996,220)

Total liabilities and shareholders’ deficit		$2,417,099	$513,792

 Nature of operations and going concern (note 1)

Events after the reporting period (note 16)

Approved and authorized by the Board of Directors:

“Steven McAuley”	Director	“Dustin Klein”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31, 2019 and 2018

(in United States dollars) - Unaudited

	Note	2019	2018
Revenues
Clinic operations		$152,846	$302,142

Direct clinic expenses
Medical personnel costs		27,304	80,153
Travel clinic costs		12,109	25,012
Total direct clinic expenses		39,413	105,165

Earnings from clinic operations		113,433	196,977

Operating expenses	12	218,627	708,827
Legal and professional fees		113,011	69,783
Depreciation and amortization expense		46,143	25,902
Share-based payments	11(b)	14,960	1,443,928
Loss from operations		(279,308)	(2,051,463)

Other expenses (income)
Accretion expense	9	29,914	186,200
Interest income		(1,618)	–
Interest expense	3,7,8,9	33,372	45,013
Loss on change in fair value of warrant liability	10	190	–
Loss on change in fair value of conversion feature	9	33,362	–
Other expense, net		24,013	–
		119,233	231,213

Net loss and comprehensive loss for the period		$(398,541)	$(2,282,676)

Loss per share
Basic		$(0.01)	$(0.05)
Diluted		$(0.01)	$(0.05)

Weighted average number of shares outstanding
Basic		77,503,337	48,337,225
Diluted		77,503,337	48,337,225

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASHFLOWS

For the three months ended March 31, 2019 and 2018

(in United States dollars) - Unaudited

	Note	2019	2018
Operating activities
Net loss and comprehensive loss for the period		$(398,541)	$(2,282,676)
Items not involving cash:
Depreciation and amortization expense	3	46,143	25,902
Share-based payments	11(b)	14,960	1,443,928
Accretion expense	9	29,914	186,200
Interest expense	3,7,8,9	31,315	45,013
Loss on change in fair value of warrant liability	10	190	–
Loss on change in fair value of conversion feature	9	33,362	–
Changes in working capital:		(242,657)	(581,633)
Accounts receivable		–	847
Prepaid expenses		11,875	(316)
Accounts payable and accrued liabilities		11,570	378,390
Net cash used in operating activities		(219,212)	(202,712)
Investing activities Acquisition of property and equipment		–	(1,762)
Net cash used in investing activities		–	(1,762)
Financing activities Advance of notes payable	7	33,842	205,000
Proceeds on subscription receipts		2,024,082	763,729
Advance from related party C		–	(3,735)
Cash on sale of assets held for sale Bank indebtedness		5,472	–
Payment of lease liability	3	–	(7,148)
Lease interest paid	3	(25,313)	–
		(2,056)	–
Net cash provided by financing activities		2,036,027	957,846
Increase in cash		1,816,815	753,372
Cash, beginning of period		157,668	–
Cash, end of period		$1,974,483	$753,372

Supplemental disclosure with respect to cash flows (note 13)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2019 and 2018

(in United States dollars, except share numbers) - Unaudited

	Note	Number	Issued Capital	Reserves	Equity component of convertible debentures	Deficit	Total
Balance, December 31, 2017		48,337,225	$550,744	–	222,417	(5,580,023)	(4,806,862)
Shares issued - Transaction consideration	4,11	2,544,075	614,415	–	–	–	614,415
Shares issued for cash	1	8,756,376	2,092,295	80,280	–	–	2,172,575
Shares issued on conversion of convertible debentures	9,11	11,796,046	1,010,363	–	(222,417)	–	787,946
Shares issued on conversion of notes payable	10,14	785,949	157,079	–	–	–	157,079
Shares issued to former CEO	11	2,000,000	477,180	–	–	–	477,180
Shares issued for restructuring	11	1,204,851	216,873	–	–	–	216,873
Shares issued for services		2,423,076	282,075	–	–	–	282,075
Share-based payments	11	–	–	892,417	–	–	892,417
Net loss and comprehensive loss for the year		–	–	–	–	(3,789,918)	(3,789,918)
Balance, December 31, 2018		77,847,598	$5,401,024	$972,697	$–	$(9,369,941)	$(2,996,220)
Adjustment on application of IFRS 16	3	–	–	–	–	(4,997)	(4,997)
Adjusted balance, January 1, 2019		77,847,598	5,401,024	972,697	–	(9,374,938)	(3,001,217)
Shares issued for services	11	1,500,000	257,041	–	–	–	257,041
Shares cancelled	11	(2,657,553)	(480,017)	–	–	480,017	–
Shares issued on warrant exercise	10,11	431,075	80,033	–	–	–	80,033
Share based payments	11	–	–	14,960	–	–	14,960
Net loss and comprehensive loss for the period		–	–	–	–	(398,541)	(398,541)
Balance, March 31, 2019		77,121,120	$5,258,081	$987,657	$–	$(9,293,462)	$(3,047,724)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

1. NATURE OF OPERATIONS AND GOING CONCERN

Empower Clinics Inc. (“Empower” or the “Company”) was incorporated under the laws of the Province of British Columbia on April 28, 2015. The Company is a leading owner and operator of medical cannabis clinics and developer of medical products in the US, focused on enabling individuals to improve and protect their health. This business is conducted through Empower’s wholly-owned Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns wholly-owns the following subsidiaries:

i.	Empower Healthcare Corporation (“EHC”) is an Oregon based company that, through its clinics in Oregon, and Washington State, provides physician services to patients in those states. EHC acquired the assets of Presto Quality Care Corporation (“Presto”) on June 12, 2015 and acquired the operations of Presto on July 12, 2015.

ii.	SMAART Inc. is an Oregon based company that does not have an active business.

iii.	The Hemp and Cannabis Company (“THCC Oregon”) and The Hemp and Cannabis Company Access Points Oregon (“THCF Access Points Oregon”), These are Oregon based companies that do not have active businesses.

iv.	The Hemp and Cannabis Company (“THCC Washington”) and The Hemp and Cannabis Company Access Points Washington (“THCF Access Points Washington”), are Washington based companies that do not have active businesses.

v.	CanMed Solutions Inc., is an Oregon based company that was incorporated on January 27, 2017. The Company does not have an active business.

The registered office of the Company is located at Suite 918 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s U.S. headquarters are at 105 SE 18th Avenue, Portland, Oregon.

Reverse takeover

On April 23, 2018, the Company completed its previously disclosed reverse takeover transaction (“RTO”) of Adira Energy Ltd. (note 4). Following the RTO, on April 30, 2018 the Company listed on the Canadian Securities Exchange (the “CSE”) under ticker symbol “CBDT”, on the OTC, part of the OTC Markets Group, under the ticker “EPWCF” and on the Frankfurt Stock Exchange under the ticker “8EC”. On closing of the RTO, the Company’s name was changed from Adira Energy Ltd to Empower Clinics Inc.

Share consolidation

On April 19, 2018, in anticipation of the completion of the RTO, Adira filed articles of amendment to complete an approved share consolidation of the Adira’s issued and outstanding common shares on the basis of 6.726254 pre- consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings per share, issued and outstanding common shares (note 11(a)), share options (note 11(b)) and warrants (note 10), and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

Going concern

At March 31, 2019, the Company had a working capital deficiency of $3,179,272 (December 31, 2018 - $3,070,900), has not yet achieved profitable operations, has accumulated deficit of $9,293,462 (December 31, 2018 - $9,369,941). The Company has limited revenues and the ability of the Company to ensure continuing operations is dependent on the Company’s ability to raise sufficient funds to finance development activities and expand sales. These circumstances represent a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements have been prepared using accounting principles applicable to a going concern and do not reflect adjustments,which could be material, to the carrying values of the assets and liabilities. See note 16 for events after the reporting period.

5

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

2. BASIS OF PREPARATION

a) Statement of compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were approved by the Board of Directors and authorized for issue on June 3, 2019.

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2018 and 2017 (“annual financial statements”).

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 3 to the annual financial statements with exception of the following:

i. Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach. The new standard requires a lessee to recognize a liability to make lease payments (the lease liabilities) and an asset to recognize the right to use the underlying asset during the lease term (the right-of-use assets) in the statement of financial position. The Company recognized the after-tax cumulative effect of initially applying IFRS 16 as an adjustment to opening retained earnings at January 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17 Leases (IAS 17) and IFRIC 4 Determining Whether an Arrangement Contains a Lease (IFRIC 4).

The Company used the practical expedient not to reassess whether a contract is or contains a lease at January 1, 2019. Instead, the Company applied IFRS 16 only to contracts previously identified as leases under IAS 17 and IFRIC 4.

The Company also used the following practical expedients to account for leases at January 1, 2019:

•	Applied a single discount rate to a portfolio of leases with similar characteristics.

•	Relied on the Company’s assessment of whether leases are onerous immediately before January 1, 2019.

•	Applied recognition exemptions for operating leases when the underlying asset was of low value or the lease term ends within 12 months. The payments associated with these leases are recognized as an expense in operating expenses.

•	Excluded initial direct costs when measuring the right-of-use asset at January 1, 2019.

•	Used hindsight to determine the lease term when the contract contained options to extend or terminate the lease.

6

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

These policies apply to contracts entered into or changed on or after January 1, 2019. A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration.

To identify a lease, the Company (1) considers whether an explicit or implicit asset is specified in the contract and (2) determines whether the Company obtains substantially all the economic benefits from the use of the underlying asset by assessing numerous factors, including but not limited to substitution rights and the right to determine how and for what purpose the asset is used.

When assessing the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term.

The Company has elected not to recognize right-of-use assets and lease liabilities for low-value assets or short- term leases with a term of 12 months or less. These lease payments are recognized in operating expenses over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from lease components and to account for the non- lease and lease components as a single lease component. Lease payments generally include fixed payments less any lease incentives receivable. The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of new assessments of contractual options and residual value guarantees.

The right-of-use asset is recognized at the present value of the liability at the commencement date of the lease less any incentives received from the lessor. Added to the right-of-use asset are initial direct costs, payments made before the commencement date, and estimated restoration costs. The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

For leases previously classified as operating leases, lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s weighted-average incremental borrowing rate, calculated in accordance with IFRS 16, at January 1, 2019, of 6%. Associated right-of-use assets for certain property leases, elected on a lease-by-lease basis, were measured retrospectively as though IFRS 16 had been applied since the commencement date. Other right-of-use assets were measured at the amount equal to the lease liabilities. The right-of-use asset was adjusted by the amount of any prepaid, accrued lease payments, or acquisition lease advantages or disadvantages relating to that lease and recognized in the statements of financial position as at December 31, 2018.

7

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	$172,040
Weighted average incremental borrowing rate as at January 1, 2019	6%
Lease liability as at January 1, 2019	$153,361

As a result of the initial application of IFRS 16, in relation to the leases that were previously classified as operating leases, the Company recognized right-of-use assets of $148,364 and lease liabilities of $153,361 as at March 31, 2019.

The Company has recognized depreciation and interest cost instead of rent expense. During the three months ended March 31, 2019, the Company recognized depreciation expense of $24,675 and interest expense of $2,056 in relation to the leases.

The right-of-use asset consists of the following:

	Land and Facility Chicago	Land and Facility Spokane	Total
Cost
Balance, January 1, 2019	$255,859	$80,475	$336,334
Balance, March 31, 2019	$255,859	$80,475	$336,334

	Land and Facility Chicago	Land and Facility Spokane	Total
Accumulated amortization
Balance, January 1, 2019	$(142,144)	$(45,826)	$(187,970)
Depreciation	(21,322)	(3,353)	(24,675)
Balance, March 31, 2019	$(163,466)	$(49,179)	$(212,645)

	Land and Facility Chicago	Land and Facility Spokane	Total
Carrying Amount
Balance, January 1, 2019	$113,715	$34,648	$148,364
Balance, March 31, 2019	$92,393	$31,296	$123,689

8

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The lease liability consists of the following:

	Land and Facility Chicago	Land and Facility Spokane	Total
Balance, January 1, 2019	$113,725	$39,636	$153,361
Interest expense	1,481	575	2,056
Payments	(21,769)	(3,544)	(25,313)
Balance, March 31, 2019	93,437	36,667	130,104
Less: non-current portion of lease liability	–	(22,290)	(22,290)
Current portion of lease liability	$93,437	$14,377	$107,814

ii. Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements with exception of the following:

Leases as a result of adopting IFRS 16

Identifying whether a contract includes a lease

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the mine. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

iii. Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

9

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

4. THE TRANSACTION

On April 23, 2018, S.M.A.A.R.T Holdings Inc (“SMAART”). completed the acquisition with Adira Energy Ltd. (“Adira”), pursuant to which SMAART amalgamated with 1149770 B.C. Ltd., a wholly-owned subsidiary of Adira, to form Empower Healthcare Corporation, resulting in the indirect acquisition by SMAART of all of the issued and outstanding securities of Adira (the “Transaction”). This resulted in a reverse takeover of Adira by the shareholders of Empower Healthcare Corporation.

In connection with the Transaction completed on April 16, 2018, the Company changed its name from “Adira Energy Ltd.” to “Empower Clinics Inc.” and consolidated its existing common shares on the basis of one common share for each 6.726254 existing common shares of the Company.

At the time of the Transaction, Adira did not constitute a business as defined under IFRS 3; therefore, the Transaction was accounted for under IFRS 2, where the difference between the consideration given to acquire Adira and the net asset value of Adira was recorded as a listing expense to net loss. As Empower Healthcare Corporation was deemed to be the acquirer for accounting purposes, these condensed interim consolidated financial statements present the historical financial information of Adira up to the date of the Transaction.

The Transaction closed and the Company acquired, on a one for one basis, all issued and outstanding shares of Adira in exchange for 48,337,225 common shares of the Company at a deemed price of $0.02 (C$0.03).

Consideration – shares	$614,415
Legal and professional fees relating to the Transaction	365,871
Net liabilities acquired	328,522
Listing fee	$1,308,808

Fair value of the net assets (liabilities) of Adira
Cash	$13,000
Accounts payable and accrued liabilities	(341,522)
$(328,522)

The fair value of 2,544,075 issued common shares of the Company was share.   estimated using C$0.31 ($0.24) per

5. PROMISSORY NOTE

On January 11, 2019, pursuant to the completion of the sale of assets held for sale, the Company acquired a promissory note in the amount of $122,500. The promissory note accrues interest at a rate of 6% per annum and is due in full on February 1, 2021. The amount is secured by the land and building sold.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2019	December 31, 2018
Trade payables and accrued liabilities	$1,146,959	$1,274,885
Payroll liabilities	171,785	280,007
	$1,318,744	$1,554,892

10

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

7. NOTES PAYABLES

	March 31, 2019	December 31, 2018
Balance, beginning of period	$760,715	$404,370
Issue of notes payable (a)(b)(c)(d)(e)(f)	33,842	495,449
Converted to shares (a)(b)	–	(167,000)
Unrealized foreign exchange gain	(3,897)	–
Interest	14,064	27,896
Balance, end of period	804,724	760,715
Less: non-current portion of notes payable (e)(f)	(189,735)	(150,271)
Current portion of notes payable	$614,989	$610,444

a)	On September 15, 2017, the Company issued promissory notes payable that could be drawn down for up to $150,000 and $75,000 maturing on December 31, 2017. During the period ended December 31, 2017, $232,985 and $117,000 had been drawn respectively. Upon maturity, the promissory note payable will be repayable on demand and will bear interest at 6% per annum. On October 23, 2018, the Company converted $117,000 of the debt plus $7,389 of interest into shares.

b)	On December 29, 2017, the Company issued a $50,000 promissory note payable maturing on the date a go public transaction is completed. The unpaid Principal of this promissory note payable shall not accrue interest, but rather shall convert into common shares in the capital of the Debtor at the maximum permissible discount allowed pursuant to the rules of the Canadian Securities Exchange. On April 23, 2018, as part of the Transaction, the debt was converted into Units of the Company consisting of one common share and one share purchase warrant.

c)	On February 5, 2018 and March 12, 2018, the Company issued promissory notes payable in the amounts of $55,000 and $150,000 respectively. The promissory note payable is repayable on demand and bears interest at 6% per annum.

d)	On August 10, 2018 the Company issued a promissory note payable in the amount of $140,000. This promissory note payable is repayable on demand and bears interest at 7% per annum.

e)	On December 31, 2018 the Company issued a promissory note payable in the amount of $150,449 (C$205,000). This promissory note payable is due December 31, 2020 and bears interest at 6% per annum

f)	On January 21, 2019 the Company issued a promissory note payable in the amount of $33,842 (C$45,000). This promissory note payable is due December 31, 2020 and bears interest at 6% per annum

8. SECURED LOAN PAYABLE

On June 12, 2015, the Company, through its wholly owned subsidiary EHC, acquired all of the assets of Presto in consideration for the assumption by the Company of Presto’s liability to Bayview Equities Ltd (the “Secured Party”) in the amount of $550,000 plus accrued interest of $35,893. The liability is secured by a grant to the Secured Party of a security interest in the assets of EHC. The liability bears interest at 6% per annum and is due upon demand.

	March 31, 2019	December 31, 2018
Principal	$550,000	$550,000
Interest	178,127	167,460
	$728,127	$717,460

11

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

9. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	March 31, 2019	December 31, 2018
Balance, beginning of period	$274,466	$1,835,225
Proceeds from Issuance of convertible debentures (a)	–	442,437
Amount allocated to conversion option (a)	–	(172,386)
Amount converted to units	–	(2,129,728)
Unrealized foreign exchange gain	(8,039)	–
Interest expense	6,583	57,397
Accretion expense	29,914	241,521
	$302,924	$274,466

a)	On September 27, 2018, the Company raised $442,437 (C$575,060) through the issue of convertible debentures, expiring on September 27, 2019. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.14 (C$0.19). The fair value of the conversion feature at the grant date was estimated at $172,386 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.14 (C$0.18); 100% volatility; risk-free interest rate of 1.66%; and an expected dividend yield of 0%.

b)	The conversion feature as at March 31, 2019 was valued at $55,927 using the Black Scholes option pricing model with the following assumptions: 0.50 year expected average life, share price of C$0.14; 100% volatility; risk-free interest rate of 1.56%; and an expected dividend yield of 0%. The loss on change in fair value of conversion feature since December 31, 2018 of $26,491 has been recorded on the statement of loss and comprehensive loss

c)	The conversion feature as at December 31, 2018 was valued at $22,565 using the Black Scholes option pricing model with the following assumptions: 0.75 year expected average life, share price of C$0.095; 100% volatility; risk-free interest rate of 1.85%; and an expected dividend yield of 0%.

12

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

10. WARRANT LIABILITY

The warrants are classified as a financial instrument under the principles of IFRS 9, as the exercise price is in Canadian dollars while the functional currency of the Company is the US dollar. Accordingly, warrants are remeasured to fair value at each reporting date with the change in fair value charged to change in fair value of warrant liability.

					Warrants Outstanding as at
	Expiry	Exercise	Warrants	Common shares upon	March 31,	December 31,
Issuance	Date	Price	issued	exercise	2018	2018
		C$0.39
Convertible Debt Conversion (1)	April 23, 2020	$0.30	11,373,368	11,373,368	11,373,368	11,373,368
		C$0.39
Note conversion (2)	April 23, 2020	$0.30	268,817	268,817	268,817	268,817
		C$0.36
Shares issued (3)	June 11, 2019	$0.28	2,000,000	2,000,000	2,000,000	2,000,000
		C$0.36
Note conversion (4)	October 22, 2019	$0.28	517,132	517,132	517,132	517,132
		C$0.36
Shares issued (5)	October 22, 2019	$0.28	312,903	312,903	312,903	312,903
		C$0.19
Convertible Debt Conversion (6)	December 14, 2020	$0.14	422,678	422,678	–	422,678
			14,894,898	14,894,898	14,472,220-	14,894,898

(1)	On April 23, 2018, as part of the Transaction, the Company converted convertible debentures and issued 11,373,368 share purchase warrants (note 14(a)).
(2)	On April 23, 2018, as part of the Transaction, the Company converted $50,000 of notes payable into 268,817 units; each consists of one common share and one common share purchase warrant (note 14(a)).
(3)	On June 11, 2018, the Company issued 2,000,000 units; each consists of one common share and one common share purchase warrant (note 14(a), note 23).
(4)	On October 23, 2018, the Company converted $122,030 of notes payable into 517,132 units; each consists of one common share and one common share purchase warrant (note 14(a)).
(5)	On October 23, 2018, the Company issued 312,903 units; each consists of one common share and one common share purchase warrant (note 14(a)).
(6)	On December 31, 2018, the Company issued 422,678 units; consisting of 422,678 common shares and 422,678 common share purchase warrants (note 14(a)).

13

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

10. WARRANT LIABILITY (continued)

The total fair values of the warrants at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Balance, beginning of period	$106,172	$–
Convertible debt conversion (1)	–	1,317,916
Shares issued (1)	–	303,427
Note conversion (1)	–	83,254
Warrants exercised	(18,746)	–
Change in fair value of warrant liability (2)	190	(1,598,425)
Total warrant liability	87,616	106,172
Less: non-current portion	(81,443)	(101,698)
Current portion of warrant liability	$6,173	$4,474

(1) Fair value at issuance based on the following assumptions for the Black-Scholes option pricing:

Risk-free interest rate	1.80% - 2.25%
Expected life	1 - 2 years
Expected volatility	100.0%
Forfeiture rate	0.0%
Dividend rate	0.0%

(2) Fair value at December 31, 2018 based on the following assumptions for the Black-Scholes option pricing:

Risk-free interest rate	1.85%
Expected life	0.44 - 1.96 years
Expected volatility	100.0%
Forfeiture rate	0.0%
Dividend rate	0.0%

(3) Fair value at March 31, 2019 based on the following assumptions for the Black-Scholes option pricing:

Risk-free interest rate	1.56%
Expected life	0.20 - 1.07 years
Expected volatility	100.0%
Forfeiture rate	0.0%
Dividend rate	0.0%

14

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

10. WARRANT LIABILITY (continued)

During the three months ended March 31, 2019 and 2018, the Company recognized the following (gain) loss on revaluation of the share purchase warrant liability:

	Three months ended March 31,
	2019	2018
Convertible Debt Conversion (1)	$14,779	$–
Agents (1)	(5,518)	–
Shares issued (1)	(9,730)	–
Note conversion (1)	279	–
	$190	$–

11. EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without nominal or par value.

The Company had the following common share transactions during the three months ended March 31, 2019:

•	On January 17, 2019, pursuant to the conversion of convertible debt, the Company cancelled 422,678 common shares, which had been issued for $0.14 (C$0.18) per common share and reissued 417,000 common shares at a deemed price of $0.14 (C$0.18) per common share.

•	On March 3, 2019, pursuant to the termination agreement with the former CEO, the Company cancelled 2,651,875 common shares.

•	On March 8, 2019, pursuant to a service agreement, the Company issued 1,500,000 common shares at a deemed price of $0.17 (C$0.23) per common share for total fair value consideration of $257,041 (C$345,000).

•	On March 22, 2019, pursuant to the exercise of common share purchase warrants, the Company issued 431,075 common shares for $0.14 (C$0.19) per common share.

The Company had the following common share transactions during the year ended December 31, 2018:

•	On April 19, 2018, as part of the Transaction (note 5), the common shares of Adira were consolidated at a ratio of 20:1. In addition, the Company issued 2,544,075 common shares at a deemed price of C$0.31 ($0.24) per share for purchase consideration of $614,415.

•	On April 23, 2018, pursuant to the conversion of 11,373,368 units of convertible debentures with a face value of $2,089,495, the Company issued 11,373,368 common shares and 11,373,368 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 10).

•	On April 23, 2018, pursuant to the conversion of $50,000 in promissory notes payable, the Company issued 268,817 common shares and 268,817 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 10).

15

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

11. EQUITY (continued)

•	On April 23, 2018, pursuant to a shareholder rights offering financing, the Company issued 8,443,473 common shares at a price of $0.24 (C$0.31) per share for gross proceeds of $2,020,357 (C$2,617,477).

•	On June 11, 2018, pursuant to a marketing services agreement, the Company issued 2,000,000 units at a deemed price of C$0.31 ($0.24) per unit for total fair value consideration of C$620,000 ($477,180). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of C$0.36 ($0.28) per share for a period of two years following the closing date of the financing. Subsequent to issuing the units, the Company cancelled the marketing services agreement due to non-performance of services by the marketing company. The units remained outstanding at December 31, 2018, subsequent to which the Company obtained from the holder the certificates of all 2,000,000 common shares and 2,000,000 common share purchase warrants. The Company is in the process of cancelling these securities.

•	On June 11, 2018, pursuant to obligations under employment contract, the Company issued 2,000,000 common shares to the former CEO, for a deemed value of $0.24 (C$0.31) per common share for total consideration paid to the former CEO of $477,180 (C$620,000).

•	On October 23, 2018, pursuant to the conversion of $122,030 notes payable, the Company issued 517,132 units. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the conversion (note 7).

•	On October 23, 2018, pursuant to a private placement financing, the Company issued 312,903 units for $0.24 (C$0.31) per unit for gross proceeds of $71,938 (C$97,000). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the financing (note 10).

•	On October 23, 2018, the Company issued 423,076 common shares at a deemed price of C$0.29 ($0.22) per common share for services received for total fair value consideration of C$120,000 ($92,856).

•	On October 23, 2018, pursuant to restructuring, the Company issued 1,204,851 common shares for $0.18 (C$0.23) per common share.

•	On December 14, 2018, pursuant to the conversion of 422,678 units of convertible debentures with a face value of $57,980 (C$75,060), the Company issued 422,678 common shares and 422,678 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.14 (C$0.19) per share for a period of two years following the closing date of the conversion (note 10).

At March 31, 2019, there were 77,121,120 issued and outstanding common shares (December 31, 2018 - 77,847,598). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

16

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

11. EQUITY (continued)

Share option transactions and the number of share options outstanding during the three months ended March 31, 2019, and year ended December 31, 2018 are summarized as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2017	3,300,000	C$0.10
Granted	4,300,000	C$0.38
Outstanding, December 31, 2018	7,600,000	C$0.25
Cancelled	4,850,000	C$0.27
Outstanding, March 31, 2019	2,750,000	C$0.22
Exercisable, March 31, 2019	2,295,833	C$0.23

Share options outstanding and exercisable at March 31, 2019, are as follows:

						Weighted
		Weighted	Weighted		Weighted	average
	Number of	average	average life	Number of	average	life of
Exercise	options	exercise	of options	options	exercise	options
price (C$)	outstanding	price (C$)	(years)	exercisable	price (C$)	(years)
0.10	1,400,000	C$0.10	2.77	1,133,333	C$0.10	2.05
0.26	450,000	C$0.26	4.56	262,500	C$0.26	4.56
0.38	900,000	C$0.38	4.15	900,000	C$0.38	4.15
	2,750,000	C$0.22	3.51	2,295,833	C$0.23	3.16

The fair value of share options recognized as an expense during the three months ended March 31, 2019, was $14,960 (three months ended March 31, 2019 - $1,443,928). There were no options granted during the three months ended March 31, 2019. The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the three months ended March 31, 2018:

March 31, 2018
Risk-free interest rate	2.19% - 2.37%
Expected life	5 years
Expected volatility	100.0%
Forfeiture rate	0.0%
Dividend rate	0.0%

The risk-free rate of periods within the expected life of the share options is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

17

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

12. OPERATING EXPENSES

		Thee months ended March 31,
	Note	2019	2018
Salaries and benefits	15	$167,260	$513,308
Rent	3	10,777	77,933
Advertising and promotion		–	1,790
Telephone and internet		11,343	23,094
Other		29,247	92,702
		$218,627	$708,827

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

		Three months ended March 31,
	Note	2019	2018
Shares issued for services	11(a)	$257,041	$–
Shares returned to treasury	11(a)	(480,017)	–
		$(222,976)	$–

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at March 31, 2019 and December 31, 2018, none of the Company's financial assets and liabilities are measured and recognized in the consolidated statements of financial position at fair value with the exception of the conversion liability (note 9) and warrant liability (note 10).

The carrying values of cash, accounts receivable, prepaid expenses, due from related parties, bank indebtedness, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying values due to their short-term nature.

As at March 31, 2019 and December 31, 2018, there were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the conversion liability (note 9) and warrant liability (note 10), which

18

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

15. RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the three months ended March 31, 2019 and 2018, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation includes:

	Three months ended March 31,
	2019	2018
Salaries and benefits	$66,250	$30,000
	$66,250	$30,000

As at March 31, 2019, $12,574 (December 31, 2018 - $12,574) is due to related parties for final settlement of the purchase of Presto operations. The outstanding balance is non-interest bearing, unsecured and due on demand.

16. EVENTS AFTER THE REPORTING PERIOD

Private Placements

On April 2, 2019, the Company raised $599,145 (C$799,500) through the issue of convertible debentures, expiring on April 2, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On April 2, 2019, pursuant to a private placement financing, the Company issued 21,115,000 units at a price of

$0.08 (C$0.10) per unit for gross proceeds of $2,148,128 (C$2,914,500). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of two years following the closing date of the financing.

On May 3, 2019, the Company raised $154,345 (C$207,270) through the issue of convertible debentures, expiring on May 3, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On May 3, 2019, pursuant to a private placement financing, the Company issued 5,762,500 units at a price of

$0.08 (C$0.10) per unit for gross proceeds of $429,109 (C$576,250). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of two years following the closing date of the financing.

19

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(in United States dollars, except where noted) - Unaudited

16. EVENTS AFTER THE REPORTING PERIOD (continued)

Sun Valley Acquisition

On April 30, 2019, the Company completed the acquisition of Sun Valley Certification Clinics Holdings LLC ("Sun Valley"), for consideration of $3,835,000 (C$5,160,376) comprised of cash of $829,853 (C$1,005,451) and 22,409,425 common shares of the company at a price of $0.14 (C$0.183) per share for consideration of $3,005,147 (C$4,100,925) (the "Purchase"). Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry. In connection with the Purchase, the Company may also acquired the 30% minority membership interests held by Green Global Properties Inc., a subsidiary of Aura Health Inc., in three partially-owned subsidiaries of Sun Valley, operating clinics in Mesa and Phoenix, Arizona, and Las Vegas, Nevada, such that Empower now indirectly owns all of the membership interests in each of such subsidiaries.

20